UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G
                                    Amendment to
                            disclaim beneficial ownership.*




                                    Under the Securities Exchange Act of 1934


                              Issuer-The Howard Hughes Corporation

                            Securities Class-common

                                         CUSIP Number-44267D107

                             Event  Requiring Filing -May 31,2011

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 44267D107

                              Reporter- Horizon Kinetics LLC
                              Tax ID#45-0642972

                               Place of Organization-Delaware

                                Number of Shares-sole voting power-4,147,774
                                Sole dispositive power-4,147,774
                                Amount beneficially owned-4,147,774


                                Percent of Class represented by above-10.934%

                                 Type of Reporting Person-HC

Name of Issuer-The Howard Hughes Corporation
Address of Issuer-13355 Noel Road, Suite 950, Dallas, Texas 75240

Name of Person Filing-Horizon Kinetics LLC
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-Delaware
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-4,147,774
Percent of class-10.934%
sole voting power-4,147,774
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-4,147,774
shared power to dispose/direct the disposition-0

Reporter-Horizon Asset Management, LLC
Tax ID #13-3776334
Place of Organization-Delaware
Number of Shares-sole voting power-2,096,760
sole dispositive power-2,096,760
amount beneficially owned-2,096,776
percent of class represented by above-5.528% type of reporting person-IA

Name of Issuer-The Howard Hughes Corporation
Address of Issuer-13355 Noel Road, Suite 950, Dallas, Texas 75240
Name of Person Filing-Horizon Asset Management, LLC
Address-470 Park Avenue South, 4th Floor South, NY, NY 10016
Citizenship-Delaware
Securities Class-common stock
Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1))ii) (E)
Amount beneficially owned-2,096,760
percent of class 5.528%
sole voting power-2,096,760
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-2,096,760
shared power to dispose/direct the dispostion-0

Reporter-Kinetics Asset Management, LLC
Tax ID #13-3878346
Place of Organization-Delaware
Number of Shares-sole voting power-2,051,014
sole dispositive power-2,051,014
amount beneficially owned-2,051,014
percent of class represented by above-5.407% type of reporting person-IA

Name of Issuer-The Howard Hughes Corporation
Address of Issuer-13355 Noel Road, Suite 950, Dallas, Texas 75240
Name of Person filing-Kinetics Asset Management, LLC
Address-470 Park Avenue South, 4th Floor South, NY, NY 10016
Citizenship-Delaware
Securities Class-common stock
Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1))ii) (E)
Amount beneficially owned-2,051,014
percent of class-5.407%
sole voting power-2,051,014
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-2,051,014
shared power to dispose/direct the disposition-0

*HorizonKinetics is the parent holding company for, inter alia, Horizon Asset Management, LLC (HAM) and Kinetics Asset Management, LLC.
(KAM) HAM and KAM are investment advisers registered under the Investment Advisers Act of 1940 and, as such, furnish investment advice to and manage various funds and separately managed accounts. In their roles as investment adviser or manager, HAM and KAM possess voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the funds and accounts. All securities reported in this schedule are owned by the funds and accounts, and there is no single benficial owner of more than 5% of the class. HAM and KAM, and HorizonKinetics each disclaim beneficial ownership of all such securities.


Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-June 15, 2011
Signature-Andrew M. Fishman
Title-Associate General Counsel

EXHIBIT A
This joint filing agreement dated June 15, 2011 is by and among Horizon Kinetics LLC, KInetics Asset Management, LLC and Horizon Asset Management, LLC
("the Filing Persons").
Each of the filing persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule G with respect to the common stock of HHC beneficially owned by them from time to time.
Pursuant to and in accordance with Rule 13(d)(1) (k) promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons hereby agree to file a single statement on Schedule G and any amendments thereto on behalf of each such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
This joint filing agreement may be terminated by any of filers upon one week's written notice or such lesser period of notice as the Filing Persons many mutually agree.

Horizon Kinetics LLC, Kinetics Asset Management, LLC and Horizon Asset Management,LLC by Andrew M. Fishman, Associate General Counsel of each.
June 15, 2011